Room 4561

      August 3, 2005


Robert B. Turner
Merchandise Creations, Inc.
4704 Towne Square Drive, #2626
Plano, TX 75024

      RE:	Merchandise Creations, Inc
   Amendment No. 1 to Registration Statement on Form SB-2
   Filed July 11, 2005
   File No. 333-124460

Dear Mr. Turner:

      We have reviewed your responses to the comments in our letter dated May 27, 2005 and have the following additional comments.

General
1. We refer you to comment 1 of our letter dated May 27, 2005. Please tell us the current status of your blue sky registration process.
Summary Information and Risk Factors
The Offering, page 4
2. We refer you to comment 6 of our letter dated May 27, 2005. Please revise the disclosure in this section and in your "Determination of the Offering Price" subsection to more prominently state that you have not made any effort to obtain listing on the OTC
Bulletin Board or any other quotation medium.

Directors, Executive Officers, Promoters and Control Persons, page
11
3. We refer you to comment 27 of our letter dated May 27, 2005.
While we note your revised disclosure indicating that Mr. Turner purchased his shares, please further revise to specifically indicate that Mr. Turner received his shares at the par value of $.001/share.


Notes to Condensed Financial Statements - March 31, 2005, page 37
4. Revise to delete the reference to Form 10-QSB, which is not relevant in this registration statement on Form SB-2.

Exhibits
5. We refer you to comment 33 of our letter dated May 27, 2005. Please update the consent as previously requested. Also, please continue to be aware of the updating requirements of Item 310(g) of
Regulation S-B.
6. We refer you to comment 35 of our letter dated May 27, 2005. Please file all contracts with security holders named in the registration statement, including the subscription agreements or a form thereof. See Item 601(b)(10)(i)(A) of Regulation S-B.

* * * * *

      You may contact Donald Wiland, Staff Accountant, at (202)
551-
3392 if you have questions regarding comments on the financial statements and related matters. If you have any other questions please call Adam Halper at (202) 551-3482 or Sara Kalin at (202) 551-
3454.  If you need further assistance, you may call me at (202)
551-
3730.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:	Via Facsimile
      Wendy E. Miller, Esq.
	2549B Eastbluff Drive #437
	Newport Beach, California 92660
	Telephone: (702) 265-5680
	Facsimile:  (949) 625-8885

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Robert B. Turner
Merchandise Creations, Inc.
August 3, 2005
Page 1